UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )



                   SYNDICATED FOOD SERVICE INTERNATIONAL, INC.
                 F/K/A FLORIDINO'S INTERNATIONAL HOLDINGS, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                  343259 10 7
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                                 (CUSIP Number)

                              CHIVAS HOLDINGS, LTD.
                        BAYPART BUILDING, PARLIAMENT ST.
                               2nd FLOOR, SUITE 7
                                P.O. BOX N-7108
                               NASSAU, THE BAHAMAS
                              ATTN: MANAGING MEMBER
                                  (242)325-5854
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 1, 2001
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CUSIP No. 343259107              SCHEDULE 13D                 Page 2  of 5 Pages


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1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Chivas Holdings, Ltd.
     Not applicable

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X](1)
                                                                 (b)  [_]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

      PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas

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               7    SOLE VOTING POWER

  NUMBER OF         779,000

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         779,000

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     779,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%(2)

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14   TYPE OF REPORTING PERSON

     00(3)

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

(1) Chivas Holdings, Ltd. and Ming Management Ltd., which is filing a Form 13D as of the date of this filing, are controlled by the same individual. Ming Management Ltd. presently holds warrants to purchase up to 2,000,000 warrants at $1.00 per share through September 21, 2003 which, if exercised, would represent 19.6% of the Company's outstanding common stock as of the Company's most recent filing with the Securities and Exchange Commission.

(2) Based on 8,226,543 shares outstanding as of the Company's most recent filing with the Securities and Exchange Commission.

(3) Chivas Holdings Ltd. is an International Business Corporation.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Syndicated Food Service International, Inc., f/k/a Floridino's International Holdings, Inc, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3560 Cypress Gardens Road, Winter Haven, Florida 33884.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c).  This  Schedule  13D is filed  by  Chivas  Holdings  Ltd.,  a  Bahamian
International Business Corporation (the "Reporting Person"), having its principal offices Baypart Building, Parliament Street, 2nd Floor, Suite 7, P.O. Box N-7108, Nassau, Bahamas, attention: Managing Member.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is an International Business Corporation organized under the laws of The Bahamas.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

These shares were issued to the reporting person using personal funds, from March of 1998 through January of 2002.

ITEM 4. PURPOSE OF TRANSACTION

In connection with the transaction, the Reporting Person acquired the Issuer Common Stock as an investment.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

                                                               Page 4 of 5 Pages

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person owns 779,000 shares of the Issuer Common Stock, which represents 8.3% of the Issuer's outstanding Common Stock as of September 30, 2001, the date of the Issuer's most recent filing.

(b) The Reporting Person has the sole power to vote and dispose of 779,000 shares of the Issuer Common Stock, representing 9.5% of the outstanding Issuer Shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

                                                                Pag 5 of 5 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Chivas Holdings Ltd.


February 26, 2002                        By:  /s/ D. Lewis Johnson
                                             --------------------------------
                                             D. Lewis Johnson, Managing Member